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RECEIVED
2007 DEC -3 A 10:17




07028414

November 28, 2007

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

File No. 82-34771

Attention: Filing Desk

SUPPL

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Andrew Bernstein

PROCESSED
DEC 05 2007
THOMSON FINANCIAL

Enclosures

cc: Jean-Michel Daunizeau, Monika Sachet, Crédit Agricole S.A.

Crédit Agricole S.A.
File No. 82-34771

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH OCTOBER 31, 2007

1. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

   1.1 Publication relating to the issuance of €656 million fixed rate bonds, dated October 8, 2007.

2. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

   2.1 Materials relating to the EUR 50,000,000,000 Euro Medium Term Note Programme.

      A. Final Terms relating to the issuance of EUR 50,000,000 Floating Rate Notes due October 2009, dated October 5, 2007.

      B. Final Terms relating to the issuance of EUR 145,000,000 Floating Rate Notes due April 2009, dated October 11, 2007.

      C. Final Terms relating to the issuance of GBP 100,000,000 Floating Rate Notes due September 2014, dated October 11, 2007.

      D. Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due October 2012, dated October 15, 2007.

      E. Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due April 2009, dated October 15, 2007.

      F. Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due October 2012, dated October 18, 2007.

      G. Final Terms relating to the issuance of EUR 150,000,000 Floating Rate Notes due October 2012, dated October 19, 2007.

      H. Final Terms relating to the issuance of EUR 200,000,000 Floating Rate Notes due October 2017, dated October 22, 2007.

      I. Final Terms relating to the issuance of EUR 150,000,000 Floating Rate Notes due October 2011, dated October 23, 2007.

      J. Final Terms relating to the issuance of JPY 5,000,000,000 Fixed Rate Notes due October 2010, dated October 24, 2007.

      K. Final Terms relating to the issuance of EUR 250,000,000 Floating Rate Notes due October 2010, dated October 25, 2007.

L. Final Terms relating to the issuance of EUR 100,000,000 Floating Rate Notes due November 2009, dated October 30, 2007.

M. Final Terms relating to the issuance of JPY 8,000,000,000 Fixed Rate Notes due November 2009, dated October 31, 2007.

3. OTHER PUBLIC DISCLOSURE

3.1 Press releases through September 30, 2007.

3.2 Presentation entitled "Presentation of the 2007 – 2010 Development Plan", dated October 5, 2007.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

Publication relating to the issuance of €656 million fixed rate bonds

Published in the BALO on October 8, 2007

Please see the attached English-language summary.

<u>Exhibit 1.1</u>

English summary from French

Crédit Agricole S.A. BALO Notice published October 8, 2007, Bulletin No. 121

Further to the notice dated September 28, 2007, this notice announces the issuance by Crédit Agricole S.A. of €656,000,000 principal amount notes (approved by the *AMF* with visa number 07-330 on September 25, 2007).

Exhibit 2.1A

Final Terms relating to the issuance of EUR 50,000,000 Floating Rate Notes due October 2009

October 5, 2007

Please see attached.



Crédit Agricole S.A.

acting through its London Branch

Euro 50,000,000,000

Euro Medium Term Note Programme

Series No: 206

Tranche No: 1

EUR 50,000,000 Floating Rate Notes due October 2009

Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplements to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September 2007 which together constitute a base prospectus (the **"Base Prospectus"**) for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **"Prospectus Directive"**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London Branch
2			
	(i)	Series Number:	206
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 50,000,000
	(ii)	Tranche:	EUR 50,000,000
5	Issue Price:		99.790 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		
	(i)	Specified Denomination(s):	EUR 100,000
	(ii)	Calculation Amount:	EUR 100,000
7	(i)	Issue Date:	9 October 2007
	(ii)	Interest Commencement Date:	Issue Date
8	Maturity Date:		Interest Payment Date falling in or nearest to 9 October 2009

9	Interest Basis:		Floating Rate (further particulars specified at paragraph 16 below)
10	Redemption/Payment Basis		Redemption at par
11	Change of Interest or Redemption/Payment Basis		Not Applicable
12	Put/Call Options:		Not Applicable
13			
	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:		Non-Syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**		Not Applicable
16	**Floating Rate Note Provisions**		Not Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	Interest payable semi-annually on 9 April and 9 October in each year commencing on 9 April 2008 up to, and including, 9 October 2009, in each case subject to adjustment in accordance with the Business Day Convention specified in 16(iii) below.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination: (Condition 5(b)(iii)(B))	
	—	Relevant Time:	11:00 a.m. (Brussels Time)
	—	Interest Determination Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period
	—	Primary Source for Floating Rate:	Reuters page EURIBOR01
	—	Reference Banks (if Primary Source is **"Reference Banks"**):	Not Applicable
	—	Relevant Financial Centre:	Euro-Zone
	—	Benchmark:	EURIBOR
	—	Representative Amount:	Not Applicable

	—	Effective Date:	Not Applicable
	—	Specified Duration:	Six (6) months
	(viii)	ISDA Determination:	Not Applicable
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h)):	Actual/360
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**		Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**		Not Applicable
22	**Final Redemption Amount of each Note**		EUR 100,000 per Note of EUR 100,000 Specified Denomination
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption:	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	**Bearer Notes:**
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note

25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

Distribution

33			
	(i)	If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii)	Date of Subscription Agreement (if any):	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:		Dresdner Bank AG London Branch
35	Total commission and concession:		Not Applicable
36	Additional selling restrictions:		Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

Not Applicable

2 Listing and Admission to Trading

(i)	Listing:	Not Applicable
(ii)	Admission to trading:	Not Applicable
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

3 Ratings

Not Applicable

4 Notification

Not Applicable

5 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i)	Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii)	Estimated net proceeds:	EUR 49,895,000
(iii)	Estimated total expenses:	As set out in item 2(iii) of this Part B

7 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0325146933
Common Code:	32514693
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1B

Final Terms relating to the issuance of EUR 145,000,000 Floating Rate Notes due April 2009

October 11, 2007

Please see attached.

Final Terms dated 11 October 2007



Crédit Agricole S.A.
acting through its London branch
Euro 50,000,000,000
Euro Medium Term Note Programme

Series No: 208
Tranche No: 1
EUR 145,000,000 Floating Rate Notes due April 2009
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

J.P. Morgan Securities Ltd.

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplements to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September 2007 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **"Prospectus Directive"**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A.acting through its London branch
2		
	(i) Series Number:	208
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 145,000,000
	(ii) Tranche:	EUR 145,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	

	(i) Specified Denomination(s):	EUR 100,000
	(ii) Calculation Amount:	EUR 100,000
7		
	(i) Issue Date:	15 October 2007
	(ii) Interest Commencement Date:	15 October 2007
8	Maturity Date:	Specified Interest Payment Dare falling in or nearest to 15 April 2009
9	Interest Basis:	3 month EURIBOR plus 0.10 per cent. Floating Rate (further particulars specified below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13		
	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:	Non-syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	Interest will be paid quarterly in arrears on 15 January, 15 April, 15 July and 15 October in each year from and including 15 January 2008 to and including the Maturity Date subject to adjustment in accordance with the Business Day Convention set out below.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET
	(v) Manner in which the Rate(s) of	Screen Rate Determination

	Interest is/are to be determined:	
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination:	
(Condition 5(b)(iii)(B))		
–	Relevant Time:	11:00 a.m. Brussels Time
–	Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Accrual Period
–	Primary Source for Floating Rate:	Reuters screen page EURIBOR01
–	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
–	Relevant Financial Centre:	Euro-zone
–	Benchmark:	EURIBOR
–	Representative Amount:	Not Applicable
–	Effective Date:	Not Applicable
–	Specified Duration:	3 months
(viii)	ISDA Determination:	Not Applicable
(ix)	Margin(s):	Plus 0.10 per cent. per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
(xiii)	Rate Multiplier:	Not Applicable
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 100,000 per Calculation Amount
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	Yes
	(iii) Unmatured Coupons to become void upon early redemption	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	**Bearer Notes**:
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and	Not Applicable

reconventioning provisions:

30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:	Not Applicable

Distribution

33		
	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:	J.P. Morgan Securities Ltd., 125 London Wall, London EC2Y 5AJ, United Kingdom
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

Not Applicable

2 Listing and Admission to Trading

(i) Listing:	Official list of the Luxembourg Stock Exchange
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 15 October 2007
(iii) Estimate of total expenses related to admission to trading:	EUR 1,150

3 Ratings

Not Applicable

4 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i)	Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii)	Estimated net proceeds:	EUR 145,000,000
(iii)	Estimated total expenses:	As set out in item 2(iii) of this Part B.

6 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0325659133
Common Code:	032565913
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 2.1C

Final Terms relating to the issuance of GBP 100,000,000 Floating Rate Notes due September 2014

October 11, 2007

Please see attached.

Final Terms dated 11 October 2007



Crédit Agricole S.A.

acting through its London Branch

Euro 50,000,000,000

Euro Medium Term Note Programme

Series No: 207

Tranche No: 1

GBP 100,000,000 Floating Rate Notes due September 2014

Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplements to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September 2007 which together constitute a base prospectus (the **"Base Prospectus"**) for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **"Prospectus Directive"**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London Branch
2			
	(i)	Series Number:	207
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Sterling ("GBP")
4	Aggregate Nominal Amount:		
	(i)	Series:	GBP 100,000,000
	(ii)	Tranche:	GBP 100,000,000
5	Issue Price:		99.763 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		
	(i)	Specified Denomination(s):	GBP 100,000
	(ii)	Calculation Amount:	GBP 100,000
7	(i)	Issue Date:	15 October 2007
	(ii)	Interest Commencement Date:	Issue Date
8	Maturity Date:		Interest Payment Date falling in or nearest to 30 September 2014

9	Interest Basis:	Floating Rate (further particulars specified at paragraph 16 below)
10	Redemption/Payment Basis	Redemption at par
11	Change of Interest or Redemption/Payment Basis	Not Applicable
12	Put/Call Options:	Not Applicable
13		
	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:	Non-Syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	Interest payable quarterly on 30 March, 30 June, 30 September and 30 December in each year commencing on 30 December 2007 (first short coupon) up to, and including, 30 September 2014, in each case subject to adjustment in accordance with the Business Day Convention specified in 16(iii) below.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	London and TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination: (Condition 5(b)(iii)(B))	
	— Relevant Time:	11:00 a.m. (London Time)
	— Interest Determination Date:	The first London and TARGET Business Day of each Interest Accrual Period
	— Primary Source for Floating Rate:	Reuters page LIBOR01
	— Reference Banks (if Primary Source is **"Reference Banks"**):	Not Applicable
	— Relevant Financial Centre:	London
	— Benchmark:	GBP LIBOR

	—	Representative Amount:	Not Applicable
	—	Effective Date:	Not Applicable
	—	Specified Duration:	Three (3) months
			For the first short coupon period from 15 October 2007 to 30 December 2007, the Interest Rate will be calculated on the following basis: Interpolation between the 2-month and 3-month GBP LIBOR
	(viii)	ISDA Determination:	Not Applicable
	(ix)	Margin(s):	+ 0.25 per cent. per annum
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h)):	Actual/365
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**		Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**		Not Applicable
22	**Final Redemption Amount of each Note**		GBP 100,000 per Note of GBP 100,000 Specified Denomination
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption:	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	**Bearer Notes:**

	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	London and TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

Distribution

33		
	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	Dresdner Bank AG London Branch
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

	Not Applicable

2 Listing and Admission to Trading

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 15 October 2007
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

3 Ratings

	Not Applicable

4 Notification

	Not Applicable

5 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i) Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii) Estimated net proceeds:	EUR 99,763,000
(iii) Estimated total expenses:	As set out in item 2(iii) of this Part B

7 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0325592987
Common Code:	32559298
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 2.1D

Final Terms relating to the issuance of EUR 300,000,000 Fixed Rate Notes due October 2012

October 15, 2007

Please see attached.

Final Terms dated 15 October 2007



Crédit Agricole S.A.
acting through its London branch
Euro 50,000,000,000
Euro Medium Term Note Programme

Series No: 209
Tranche No: 1
EUR 300,000,000 Floating Rate Notes due October 2012
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

J.P. Morgan Securities Ltd.

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplements to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September 2007 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A.acting through its London branch
2			
	(i)	Series Number:	209
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 300,000,000
	(ii)	Tranche:	EUR 300,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		

	(i) Specified Denomination(s):	EUR 50,000
	(ii) Calculation Amount:	EUR 50,000
7		
	(i) Issue Date:	17 October 2007
	(ii) Interest Commencement Date:	17 October 2007
8	Maturity Date:	Specified Interest Payment Dare falling in or nearest to 17 October 2012
9	Interest Basis:	3 month EURIBOR plus 0.30 per cent. Floating Rate (further particulars specified below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13		
	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:	Non-syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	Interest will be paid quarterly in arrears on 17 January, 17 April, 17 July and 17 October in each year from and including 17 January 2008 to and including the Maturity Date subject to adjustment in accordance with the Business Day Convention set out below.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET
	(v) Manner in which the Rate(s) of	Screen Rate Determination

		Interest is/are to be determined:	
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination:	
	(Condition 5(b)(iii)(B))		
		– Relevant Time:	11:00 a.m. Brussels Time
		– Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Accrual Period
		– Primary Source for Floating Rate:	Reuters screen page EURIBOR01
		– Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
		– Relevant Financial Centre:	Euro-zone
		– Benchmark:	EURIBOR
		– Representative Amount:	Not Applicable
		– Effective Date:	Not Applicable
		– Specified Duration:	3 months
	(viii)	ISDA Determination:	Not Applicable
	(ix)	Margin(s):	Plus 0.30 per cent. per annum
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Calculation Amount
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	Yes
	(iii) Unmatured Coupons to become void upon early redemption	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	**Bearer Notes:**
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and	Not Applicable

reconventioning provisions:

30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:	Not Applicable

Distribution

33		
	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:	J.P. Morgan Securities Ltd., 125 London Wall, London EC2Y 5AJ, United Kingdom
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

Not Applicable

2 Listing and Admission to Trading

(i) Listing:	Official list of the Luxembourg Stock Exchange
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 17 October 2007
(iii) Estimate of total expenses related to admission to trading:	EUR 3,075

3 Ratings

Not Applicable

4 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i) Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii) Estimated net proceeds:	EUR 300,000,000
(iii) Estimated total expenses:	As set out in item 2(iii) of this Part B.

6 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0326126017
Common Code:	032612601
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 2.1E

Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due April 2009

October 15, 2007

Please see attached.

Final Terms dated 15 October 2007



Crédit Agricole S.A.

acting through its London Branch
Euro 50,000,000,000
Euro Medium Term Note Programme

Series No: *210*
Tranche No: 1

EUR 300,000,000 Floating Rate Notes due April 2009

Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

UBS

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplements to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September which together constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus . Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London Branch
2		
	(i) Series Number:	210
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 300,000,000
	(ii) Tranche:	EUR 300,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	
	(i) Specified Denomination(s):	EUR 50,000
	(ii) Calculation Amount:	EUR 50,000
7	(i) Issue Date:	17 October 2007
	(ii) Interest Commencement Date:	Issue Date
8	Maturity Date:	Interest Payment Date falling in or nearest to 17 April 2009
9	Interest Basis:	Floating Rate (further particulars specified at paragraph 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable

13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:	Non-Syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	Interest payable quarterly on 17 January, 17 April, 17 July and 17 October in each year commencing on 17 January 2008 up to, and including, 17 April 2009, in each case subject to adjustment in accordance with the Business Day Convention specified in 16(iii) below.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination:	
	(Condition 5(b)(iii)(B))	
	— Relevant Time:	11:00 a.m. (Brussels Time)
	— Interest Determination Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Reuters EURIBOR 01
	— Reference Banks (if Primary Source is **"Reference Banks"**):	Not Applicable
	— Relevant Financial Centre:	Euro-Zone

	— Benchmark:	EURIBOR
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Three (3) months
	(viii) ISDA Determination:	Not Applicable
	(ix) Margin(s):	+ 0.1 per cent. per annum
	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction:(Condition 5(h)):	Actual/360
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked Interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates	Yes

	(Condition 6(b)):	
	(iii) Unmatured Coupons to become void upon early redemption:	Yes

General Provisions Applicable to the Notes

24	Form of Notes: New Global Note:	**Bearer Notes**: Yes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:	Not Applicable

Distribution

33		
	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	UBS
35	Total commission and concession:	Not Applicable

36 Additional selling restrictions: Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

Not Applicable

2 Listing and Admission to Trading

(i) Listing:	Official list of the Luxembourg Stock Exchange
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 17 October 2007
(iii) Estimate of total expenses related to admission to trading:	EUR 2,000

3 Ratings

Not Applicable

4 Notification

Not Applicable

5 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i) Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii) Estimated net proceeds:	EUR 300,000,000
(iii) Estimated total expenses:	As set out in item 2(iii) of this Part B

7 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear Bank S.A./N.V. or Clearstream, Luxembourg as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0326472601
Common Code:	032647260
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant	Not Applicable

identification number(s):	
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 2.1F

Final Terms relating to the issuance of EUR 300,000,000 Floating Rate Notes due October 2012

October 18, 2007

Please see attached.

Final Terms dated 18 October 2007



Crédit Agricole S.A.
acting through its London branch
Euro 50,000,000,000
Euro Medium Term Note Programme

Series No: 211
Tranche No: 1
EUR 300,000,000 Floating Rate Notes due October 2012
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

J.P. Morgan Securities Ltd.

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplements to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September 2007 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A.acting through its London branch
2			
	(i)	Series Number:	211
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 300,000,000
	(ii)	Tranche:	EUR 300,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount

6	Specified Denominations:	
	(i) Specified Denomination(s):	EUR 50,000
	(ii) Calculation Amount:	EUR 50,000
7		
	(i) Issue Date:	22 October 2007
	(ii) Interest Commencement Date:	22 October 2007
8	Maturity Date:	Specified Interest Payment Dare falling in or nearest to 22 October 2012
9	Interest Basis:	3 month EURIBOR plus 0.28 per cent. Floating Rate (further particulars specified below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13		
	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:	Non-syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	Interest will be paid quarterly in arrears on 22 January, 22 April, 22 July and 22 October in each year from and including 22 January 2008 to and including the Maturity Date subject to adjustment in accordance with the Business Day Convention set out below.
	(iii) Business Day Convention:	Modified Following Business Day Convention

(iv)	Business Centre(s):	TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination:	
(Condition 5(b)(iii)(B))		
–	Relevant Time:	11:00 a.m. Brussels Time
–	Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Accrual Period
–	Primary Source for Floating Rate:	Reuters screen page EURIBOR01
–	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
–	Relevant Financial Centre:	Euro-zone
–	Benchmark:	EURIBOR
–	Representative Amount:	Not Applicable
–	Effective Date:	Not Applicable
–	Specified Duration:	3 months
(viii)	ISDA Determination:	Not Applicable
(ix)	Margin(s):	Plus 0.28 per cent. per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
(xiii)	Rate Multiplier:	Not Applicable
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Calculation Amount
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	Yes
	(iii) Unmatured Coupons to become void upon early redemption	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	**Bearer Notes:**
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:	Not Applicable

Distribution

33		
	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:	J.P. Morgan Securities Ltd., 125 London Wall, London EC2Y 5AJ, United Kingdom
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

Not Applicable

2 Listing and Admission to Trading

(i)	Listing:	Official list of the Luxembourg Stock Exchange
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 22 October 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,075

3 Ratings

Not Applicable

4 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i)	Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii)	Estimated net proceeds:	EUR 300,000,000
(iii)	Estimated total expenses:	As set out in item 2(iii) of this Part B.

6 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0326836490
Common Code:	032683649
WKN	A0TLEV
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1G

Final Terms relating to the issuance of EUR 150,000,000 Floating Rate Notes due October 2012

October 19, 2007

Please see attached.

Final Terms dated 19 October 2007



Crédit Agricole S.A.

acting through its London Branch

Euro 50,000,000,000

Euro Medium Term Note Programme

Series No: 212

Tranche No: 1

EUR 150,000,000 Floating Rate Notes due October 2012

Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON Crédit Agricole CIB

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplements to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September 2007 which together constitute a base prospectus (the **"Base Prospectus"**) for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **"Prospectus Directive"**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London Branch
2			
	(i)	Series Number:	212
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 150,000,000
	(ii)	Tranche:	EUR 150,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		
	(i)	Specified Denomination(s):	EUR 1,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	23 October 2007
	(ii)	Interest Commencement Date:	Issue Date
8	Maturity Date:		Interest Payment Date falling on or nearest to 23 October 2012
9	Interest Basis:		Floating Rate (further particulars specified in paragraph 16 below)
10	Redemption/Payment Basis		Redemption at par
11	Change of Interest or Redemption/Payment Basis		Not Applicable
12	Put/Call Options:		Not Applicable
13			
	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:		Non-Syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable

(i)	Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
(ii)	Specified Interest Payment Dates:	Interest payable quarterly in arrears on 23 January, 23 April, 23 July and 23 October in each year commencing on 23 January 2008 up to, and including, 23 October 2012, in each case subject to adjustment in accordance with the Business Day Convention specified in paragraph 16(iii) below.
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s):	TARGET and London
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination: (Condition 5(b)(iii)(B))	
	— Relevant Time:	11:00 a.m. (Brussels Time)
	— Interest Determination Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Reuters EURIBOR01
	— Reference Banks (if Primary Source is **"Reference Banks"**):	Not Applicable
	— Relevant Financial Centre:	Euro-Zone
	— Benchmark:	EURIBOR
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Three (3) months
(viii)	ISDA Determination:	Not Applicable
(ix)	Margin(s):	+ 0.38 per cent. per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction: (Condition 5(h)):	Actual/360 (adjusted)
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

17 Zero Coupon Note Provisions Not Applicable

18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption:	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	**Bearer Notes:**
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note, which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

30	Consolidation provisions:		Not Applicable
31	Applicable tax regime:		Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:		Not Applicable

Distribution

33			
	(i)	If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii)	Date of Subscription Agreement (if any):	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:		CALYON
35	Total commission and concession:		Not Applicable
36	Additional selling restrictions:		Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.



Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

	Not Applicable

2 Listing and Admission to Trading

(i)	Listing:	Official list of the Luxembourg Stock Exchange
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 23 October 2007.
(iii)	Estimate of total expenses related to admission to trading:	EUR 4,875

3 Ratings

	Not Applicable

4 Notification

	Not Applicable

5 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i)	Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii)	Estimated net proceeds:	EUR 150,000,000
(iii)	Estimated total expenses:	As set out in item 2(iii) of this Part B

7 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear Bank S.A./N.V. or Clearstream, Luxembourg as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0327396445
Common Code:	32739644
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1H

Final Terms relating to the issuance of EUR 200,000,000 Floating Rate Notes due October 2017

October 22, 2007

Please see attached.

Final Terms dated 22 October 2007



Crédit Agricole S.A.

acting through its London Branch
Euro 50,000,000,000
Euro Medium Term Note Programme

Series No: 213
Tranche No: 1

EUR 200,000,000 Floating Rate Notes due October 2017

Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplements to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September 2007 which together constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus . Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London Branch
2		
	(i) Series Number:	**213**
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 200,000,000
	(ii) Tranche:	EUR 200,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	
	(i) Specified Denomination(s):	EUR 50,000
	(ii) Calculation Amount:	EUR 50,000
7	(i) Issue Date:	24 October 2007
	(ii) Interest Commencement Date:	Issue Date
8	Maturity Date:	Interest Payment Date falling in or nearest to 24 October 2017
9	Interest Basis:	Floating Rate (further particulars specified at paragraph 16 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable

13		
	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:	Non-Syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	Interest payable quarterly in arrears on 24 January, 24 April, 24 July and 24 October in each year commencing on 24 January 2008 up to, and including, 24 October 2017, in each case subject to adjustment in accordance with the Business Day Convention specified in 16(iii) below.
	(iii) Business Day Convention:	Modified Following Business Day Convention,
	(iv) Business Centre(s):	TARGET and London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	CALYON
	(vii) Screen Rate Determination:	Not applicable
	(viii) ISDA Determination:	Applicable
	— Floating Rate Option:	EUR-ISDA-EURIBOR Swap Rate-11:00
	— Designated Maturity:	10 years
	— Reset Date:	First date of the Interest Accrual Period
	(ix) Margin(s):	Not Applicable
	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction:(Condition 5(h)):	Not Applicable

	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	For each Interest Accrual Period, the Interest Amount per each Specified Denomination shall be calculated by the Calculation Agent in accordance with the following formula: **Specified Denomination x [[(1+ EUR CMS 10 years) ^ ¼] - 1]** __Where__: "**EUR CMS 10 years**" means the EUR-ISDA-EURIBOR Swap Rate-11:00 10 years as defined in item 16(viii) above.
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked Interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption:	Yes

General Provisions Applicable to the Notes

24	Form of Notes: New Global Note:	**Bearer Notes:** Yes

		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:	Not Applicable

Distribution

33		
	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	CALYON 9 quai du Président Paul Doumer 92920 Paris la Défense Cedex France
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

Part B — Other Information

1	**Risk Factors**	Not Applicable
2	**Listing and Admission to Trading**	
	(i) Listing:	Official list of the Luxembourg Stock Exchange
	(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 24 October 2007
	(iii) Estimate of total expenses related to admission to trading:	EUR 4,800
3	**Ratings**	Not Applicable
4	**Notification**	Not Applicable

5 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6	**Reasons for the Offer, Estimated Net Proceeds and Total Expenses**	
	(i) Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
	(ii) Estimated net proceeds:	EUR 200,000,000
	(iii) Estimated total expenses:	As set out in item 2(iii) of this Part B
7	**Operational Information**	
	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear Bank S.A./N.V. or Clearstream, Luxembourg as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
	ISIN Code:	XS0327009428
	Common Code:	32700942
	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant	Not Applicable

identification number(s):	
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 2.11

Final Terms relating to the issuance of EUR 150,000,000 Floating Rate Notes due October 2011

October 23, 2007

Please see attached.

Final Terms dated 23 October 2007



Crédit Agricole S.A.

acting through its London Branch

Euro 50,000,000,000

Euro Medium Term Note Programme

Series No: 214

Tranche No: 1

EUR 150,000,000 Floating Rate Notes due October 2011

Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON Crédit Agricole CIB

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplements to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September 2007 which together constitute a base prospectus (the **"Base Prospectus"**) for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **"Prospectus Directive"**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London Branch
2			
	(i)	Series Number:	214
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 150,000,000
	(ii)	Tranche:	EUR 150,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		
	(i)	Specified Denomination(s):	EUR 1,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	25 October 2007
	(ii)	Interest Commencement Date:	Issue Date
8	Maturity Date:		Interest Payment Date falling on or nearest to 25 October 2011
9	Interest Basis:		Floating Rate (further particulars specified in paragraph 16 below)
10	Redemption/Payment Basis		Redemption at par
11	Change of Interest or Redemption/Payment Basis		Not Applicable
12	Put/Call Options:		Not Applicable
13			
	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:		Non-Syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable

(i)	Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
(ii)	Specified Interest Payment Dates:	Interest payable quarterly in arrear on 25 January, 25 April, 25 July and 25 October in each year commencing on 25 January 2008 up to, and including, 25 October 2011, in each case subject to adjustment in accordance with the Business Day Convention specified in paragraph 16(iii) below.
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s):	TARGET and London
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination: (Condition 5(b)(iii)(B))	
	— Relevant Time:	11:00 a.m. (Brussels Time)
	— Interest Determination Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Reuters EURIBOR01
	— Reference Banks (if Primary Source is **"Reference Banks"**):	Not Applicable
	— Relevant Financial Centre:	Euro-Zone
	— Benchmark:	EURIBOR
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Three (3) months
(viii)	ISDA Determination:	Not Applicable
(ix)	Margin(s):	+ 0.28 per cent. per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:(Condition 5(h)):	Actual/360 (adjusted)
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption:	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	**Bearer Notes:**
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable

29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:	Not Applicable

Distribution

33		
	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	CALYON
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.



Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

	Not Applicable

2 Listing and Admission to Trading

(i)	Listing:	Official list of the Luxembourg Stock Exchange
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 25 October 2007.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,980

3 Ratings

	Not Applicable

4 Notification

	Not Applicable

5 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i)	Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii)	Estimated net proceeds:	EUR 150,000,000
(iii)	Estimated total expenses:	As set out in item 2(iii) of this Part B

7 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear Bank S.A./N.V. or Clearstream, Luxembourg as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0327398730
Common Code:	032739873
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 2.1J

Final Terms relating to the issuance of JPY 5,000,000,000 Fixed Rate Notes due October 2010

October 24, 2007

Please see attached.

Final Terms dated October 24, 2007



Crédit Agricole S.A.
acting through its London Branch
Euro 50,000,000,000
Euro Medium Term Note Programme

Series No: 215
Tranche No: 1
JPY 5,000,000,000 Fixed Rate Notes due October 2010
Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON CREDIT AGRICOLE CIB

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplement to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September 2007 which together constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London Branch
2		
	(i) Series Number:	215
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Japanese Yen ("JPY")
4	Aggregate Nominal Amount:	
	(i) Series:	JPY 5,000,000,000
	(ii) Tranche:	JPY 5,000,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	
	(i) Specified Denomination(s):	JPY 1,000,000,000
	(ii) Calculation Amount:	JPY 1,000,000,000

7	(i) Issue Date:	25 October 2007
	(ii) Interest Commencement Date:	Issue Date
8	Maturity Date:	25 October 2010
9	Interest Basis:	1.3400 per cent. Fixed Rate (further particulars specified in paragraph 15 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:	Non-syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	1.3400 per cent. per annum payable semi-annually in arrear
	(ii) Specified Interest Payment Date(s):	25 April and 25 October in each year from and including 25 April 2008 to and including the Maturity Date.
	(iii) Fixed Coupon Amount:	JPY 6,700,000 per Calculation Amount (i.e.: JPY 1,000,000,000 × 1.3400% × 180/360)
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360, unadjusted
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of**	

	Noteholders (Put Option)	Not Applicable
22	**Final Redemption Amount of each Note**	JPY 1,000,000,000 per Note of JPY 1,000,000,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	Yes
	(iii) Unmatured Coupons to become void upon early redemption	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	**Bearer Notes**:
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Tokyo, London, New York and TARGET
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:	Not Applicable

Distribution

33		
(i)	If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
(ii)	Date of Subscription Agreement (if any):	Not Applicable
(iii)	Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	CALYON
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre



Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

Not Applicable

2 Listing and Admission to Trading

Not Applicable

3 Ratings

Not Applicable

4 Notification

Not Applicable

5 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

Not Applicable

7 Yield

Indication of yield:	1.175%

8 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0327503115
Common Code:	032750311
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1K

Final Terms relating to the issuance of EUR 250,000,000 Floating Rate Notes due October 2010

October 25, 2007

Please see attached.

Final Terms dated 25 October 2007



Crédit Agricole S.A.

acting through its London Branch

Euro 50,000,000,000

Euro Medium Term Note Programme

Series No: 216

Tranche No: 1

EUR 250,000,000 Floating Rate Notes due October 2010

Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON Crédit Agricole CIB

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplements to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September 2007 which together constitute a base prospectus (the **"Base Prospectus"**) for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **"Prospectus Directive"**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London Branch
2			
	(i)	Series Number:	216
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 250,000,000
	(ii)	Tranche:	EUR 250,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		
	(i)	Specified Denomination(s):	EUR 1,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	29 October 2007
	(ii)	Interest Commencement Date:	Issue Date
8	Maturity Date:		Interest Payment Date falling on or nearest to 29 October 2010
9	Interest Basis:		Floating Rate (further particulars specified in paragraph 16 below)
10	Redemption/Payment Basis		Redemption at par
11	Change of Interest or Redemption/Payment Basis		Not Applicable
12	Put/Call Options:		Not Applicable
13			
	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:		Non-Syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Not Applicable

16	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	Interest payable semi annually in arrear on 29 April and 29 October in each year commencing on 29 April 2008 up to, and including, 29 October 2010, in each case subject to adjustment in accordance with the Business Day Convention specified in paragraph 16(iii) below.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	TARGET and London
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination: (Condition 5(b)(iii)(B))	
		— Relevant Time:	11:00 a.m. (Brussels Time)
		— Interest Determination Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period
		— Primary Source for Floating Rate:	Reuters EURIBOR01
		— Reference Banks (if Primary Source is **"Reference Banks"**):	Not Applicable
		— Relevant Financial Centre:	Euro-Zone
		— Benchmark:	EURIBOR
		— Representative Amount:	Not Applicable
		— Effective Date:	Not Applicable
		— Specified Duration:	Six (6) months
	(viii)	ISDA Determination:	Not Applicable
	(ix)	Margin(s):	+ 0.18 per cent. per annum
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h)):	Actual/360 (adjusted)

	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption:	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	**Bearer Notes:**
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable

27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:	Not Applicable

Distribution

33		
	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	CALYON
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.



Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

Not Applicable

2 Listing and Admission to Trading

(i)	Listing:	Official list of the Luxembourg Stock Exchange
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 29 October 2007.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,085

3 Ratings

Not Applicable

4 Notification

Not Applicable

5 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i)	Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii)	Estimated net proceeds:	EUR 250,000,000
(iii)	Estimated total expenses:	As set out in item 2(iii) of this Part B

7 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear Bank S.A./N.V. or Clearstream, Luxembourg as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0327397419
Common Code:	032739741
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 2.1L

Final Terms relating to the issuance of EUR 100,000,000 Floating Rate Notes due November 2009

October 30, 2007

Please see attached.

Final Terms dated 30 October 2007



Crédit Agricole S.A.

acting through its London Branch

Euro 50,000,000,000

Euro Medium Term Note Programme

Series No: 217

Tranche No: 1

EUR 100,000,000 Floating Rate Notes due November 2009

Issued by: Crédit Agricole S.A. acting through its London Branch (the "Issuer")

CALYON Crédit Agricole CIB

Part A — Contractual Terms

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplements to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September 2007 which together constitute a base prospectus (the **"Base Prospectus"**) for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **"Prospectus Directive"**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London Branch
2			
	(i)	Series Number:	217
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 100,000,000
	(ii)	Tranche:	EUR 100,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		
	(i)	Specified Denomination(s):	EUR 1,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	2 November 2007
	(ii)	Interest Commencement Date:	Issue Date
8	Maturity Date:		Interest Payment Date falling on or nearest to 2 November 2009
9	Interest Basis:		Floating Rate (further particulars specified in paragraph 16 below)
10	Redemption/Payment Basis		Redemption at par
11	Change of Interest or Redemption/Payment Basis		Not Applicable
12	Put/Call Options:		Not Applicable
13			
	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:		Non-Syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Not Applicable

16	**Floating Rate Note Provisions**	Applicable
(i)	Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
(ii)	Specified Interest Payment Dates:	Interest payable semi annually in arrear on 2 May and 2 November in each year commencing on 2 May 2008 up to, and including, 2 November 2009, in each case subject to adjustment in accordance with the Business Day Convention specified in paragraph 16(iii) below.
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s):	TARGET and London
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination: (Condition 5(b)(iii)(B))	
	— Relevant Time:	11:00 a.m. (Brussels Time)
	— Interest Determination Date:	The day falling two TARGET Business Days prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Reuters EURIBOR01
	— Reference Banks (if Primary Source is **"Reference Banks"**):	Not Applicable
	— Relevant Financial Centre:	Euro-Zone
	— Benchmark:	EURIBOR
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Six (6) months
(viii)	ISDA Determination:	Not Applicable
(ix)	Margin(s):	+ 0.10 per cent. per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:(Condition 5(h)):	Actual/360 (adjusted)

	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked Interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption:	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	**Bearer Notes:**
	New Global Note:	Yes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable

27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France.
32	Other final terms:	Not Applicable

Distribution

33		
	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	CALYON
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

Post Issuance Information

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 50,000,000,000 Euro Medium Term Note Programme of the Issuer.

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms.



Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

Omar Ismael Aguirre
General Manager

Part B — Other Information

1 Risk Factors

Not Applicable

2 Listing and Admission to Trading

(i)	Listing:	Official list of the Luxembourg Stock Exchange
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 2 November 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,120

3 Ratings

Not Applicable

4 Notification

Not Applicable

5 Interests of Natural and Legal Persons Involved in the Issue

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 Reasons for the Offer, Estimated Net Proceeds and Total Expenses

(i)	Reasons for the offer	See "Use of Proceeds" wording in Base Prospectus
(ii)	Estimated net proceeds:	EUR 100,000,000
(iii)	Estimated total expenses:	As set out in item 2(iii) of this Part B

7 Operational Information

Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with Euroclear Bank S.A./N.V. or Clearstream, Luxembourg as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
ISIN Code:	XS0327396874
Common Code:	032739687
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 2.1M

Final Terms relating to the issuance of JPY 8,000,000 Fixed Rate Notes
due November 2009

October 31, 2007

Please see attached.

Final Terms dated 31 October 2007



Crédit Agricole S.A.
acting through its London Branch
Euro 50,000,000,000
Euro Medium Term Note Programme

SERIES NO: 218
TRANCHE NO: 1

JPY 8,000,000,000 Fixed Rate Notes due November 2009 (the "Notes")
Issued by: Crédit Agricole S.A acting through its London Branch (the "Issuer")

Shinkin International Ltd

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 4 June 2007 and the supplement to the Base Prospectus dated 19 June 2007, 4 September 2007 and 12 September 2007 which together constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr) and on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93 boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A. acting through its London Branch
2	(i)	Series Number:	218
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Japanese Yen ("JPY")
4	Aggregate Nominal Amount:		
	(i)	Series:	JPY 8,000,000,000
	(ii)	Tranche:	JPY 8,000,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denomination(s):	JPY 100,000,000 The Notes may not be subdivided or reissued in a smaller Denomination
	(ii)	Calculation Amount:	JPY 100,000,000
7	(i)	Issue Date:	2 November 2007
	(ii)	Interest Commencement Date:	Issue Date

8	Maturity Date:	2 November 2009 subject to adjustment in accordance with the Modified Following Business Day Convention
9	Interest Basis:	1.15 per cent. per annum Fixed Rate (further particulars specified below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 15 May 2007.
14	Method of distribution:	Non-syndicated

Provisions Relating to Interest (if any) Payable

15	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	1.15 per cent. per annum payable semi-annually in arrear
	(ii) Specified Interest Payment Date(s):	2 May and 2 November in each year commencing on 2 May 2008 to (and including) 2 November 2009 (the Maturity Date), subject to adjustment in accordance with the Modified Following Business Day Convention with no adjustment to the Fixed Coupon Amount
	(iii) Fixed Coupon Amount:	JPY 575,000 per Calculation Amount payable semi-annually
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360 (unadjusted)
	(vi) Determination Date(s):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

Provisions Relating to Redemption

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable

22	**Final Redemption Amount of each Note**	JPY 100,000,000 per Note of JPY 100,000,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or an event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b)):	Yes
	(iii) Unmatured coupons to become void upon early redemption:	Yes

General Provisions Applicable to the Notes

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	New Global Note:	No
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and Tokyo
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

Distribution

33	(i)	If syndicated, names of Managers (specifying Lead Manager)	Not Applicable
	(ii)	Date of Subscription Agreement (if any):	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34		If non-syndicated, name of Dealer	Shinkin International Ltd
35		Total commission and concession:	Not Applicable
36		Additional selling restrictions:	Not Applicable

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with the issue of Notes.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



Duly represented by: Omar Ismael Aguirre

Omar Ismael Aguirre
General Manager

PART B – OTHER INFORMATION

1.	**Risk Factors**	Not Applicable
2.	**Listing and Admission to Trading**	
	(i) Listing:	Not Applicable
	(ii) Admission to trading:	Not Applicable
	(iii) Estimate of total expenses related to admission to trading:	Not Applicable
3.	**Ratings**	Not Applicable
4.	**Notification**	Not Applicable

5. **Interests of Natural and Legal Persons Involved in the Issue**

Save as discussed in "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6. **Reasons for the Offer, Estimated Net Proceeds and Total Expenses**

(i) Reasons for the offer:	As set out in the section headed "Use of Proceeds" in the Base Prospectus.
(ii) Estimated net proceeds:	JPY 8,000,000,000
(iii) Estimated total expenses:	Not Applicable

7. **Fixed Rate Notes - Yield**

Indication of yield:	1.15 per cent. The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **Operational Information**

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0328105431
Common Code:	032810543
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Press releases issued by Crédit Agricole

Through September 30, 2007

Please see attached.

CRÉDIT AGRICOLE ASSET MANAGEMENT

Press release

IDEAM becomes a fully-owned subsidiary of CAAM Group and appoints a board of directors

Paris, 1st October 2007 — Crédit Agricole Asset Management Group (CAAM Group) has purchased the 10 per cent shareholding in *Integral Development Asset Management* (IDEAM) held by Xavier de Bayser. IDEAM, an asset management company dedicated to Socially Responsible Investment (SRI), has thus become a fully-owned subsidiary of CAAM Group.

IDEAM's latest general meeting of shareholders voted to convert the subsidiary into a joint stock company, with a board of directors and to appoint five directors:

- **Xavier de Bayser, chairman of the board**
- **Michèle Jardin**, **CEO.** Maintaining her responsibilities as head of strategy, trading, analysis, research and systems at CAAM

- **Jean-Yves Colin**, deputy CEO of CAAM Group
- **Paul-Henri de La Porte du Theil**, deputy CEO of CAAM and CAAM Group
- **Jean-François Pinçon**, head of international sales of CAAM

These changes are consistent with CAAM Group's policy of developing its expertise in SRI, having committed to increase its involvement by signing the UN Principles for Responsible Investment (PRI) in May 2006.

*****

Biographies:

Xavier de Bayser has been appointed chairman of IDEAM's board of directors

Xavier de Bayser began his career in 1972 at Crédit Chimique, part of the Pechiney group, where he progressed from managing Corifrance's finance department to general management at Treilhard Gestion and, later, to be chairman of France Instruments Financiers (FIF). He set up Finindice in 1988, a leading French company in quantitative management, which changed its name to ABF Capital Management in 1995. He served as vice-chairman and CEO of the company. In December 2000, when ABF Capital Management was acquired by Crédit Lyonnais Asset Management, he was appointed chairman of ABF Capital Management's management board. In July 2003, Xavier de Bayser co-founded IDEAM and became its chairman.*

Born in 1946, Xavier de Bayser is a graduate of the ESCP school of management.

** A simplified joined stock company*

Michèle Jardin has been appointed CEO of IDEAM. She remains head of strategy, trading, analysis, research and systems (S.T.A.R.S.) at CAAM.

Michèle Jardin began her career as a financial analyst at BNP in 1979. In 1981, she joined Crédit Lyonnais' asset management unit (CLAM) as a financial analyst, before going on to manage US equities and then being appointed head of international equity management. In 1995, she took over as head of Crédit Lyonnais Securities' research department in London. In 1999, she joined Crédit Agricole Asset Management, where she was appointed head of balanced management and investment strategy. She took over as head of equity research and corporate investment management functions in 2004, before in 2005 being appointed head of strategy, trading, analysis, research and systems (S.T.A.R.S.) within CAAM's investment division.

Born in 1957, Michèle Jardin graduated from the HEC Paris business school. She also chairs the banking, finance and markets group of the Association of HEC graduates.

*****

About IDEAM
IDEAM is the asset management subsidiary of Crédit Agricole Asset Management Group specialising in Socially Responsible Investment (SRI). Ranked third by French institutions for its reputation in the field of SRI[1], IDEAM has 1.6 billion euro in assets under management (as at 30 June 2007). Its investment philosophy focuses on picking stocks based on sustainable development criteria using mechanisms that can adapt to demand from customers, be they domestic or international institutional investors, corporate or retail investors.

[1] *Amadeis/Novethic – October 2006*

www.ideam.fr

About Crédit Agricole Asset Management Group
Crédit Agricole Asset Management Group is Crédit Agricole Group's asset management subsidiary. With € 565.7 billion of assets under management at 30 June 2007, CAAM Group is the 5th largest asset management company within Continental Europe*. CAAM Group's subsidiaries offer a complete line of investment products for:
- the regional banking networks of Crédit Agricole, LCL and the international retail banking subsidiaries of Crédit Agricole group and,
- institutional investors, large corporate accounts and third-party distributors in France and abroad.

Crédit Agricole Asset Management Group is active in 22 countries (Europe, Asia-Pacific, North America, the Middle East and North Africa).

**IPE - Top 400 European Asset Management Leaders, data as at Dec. 2006, issued in June 2007*

www.caam.com

CARIPARMA CRÉDIT AGRICOLE — FRIULADRIA CRÉDIT AGRICOLE

Press release **Milan, 5 October 2007**

The Group controlled by Crédit Agricole and Fondazione Cariparma

The Cariparma Friuladria Group presents its 2007-2010 business plan

- **Synergies stemming integration exceed the initial estimate by 60 per cent**
  - **253 million euros: total synergies for the Group by 2010 (estimated at 155 million euros in November 2006)**
  - **198 million euros: synergies for banks total 32 per cent of 2006 gross operating income**
  - **55 million euros in additional synergies generated within the scope of Crédit Agricole's product factories thanks to the distribution of these products by the Cariparma Friuladria Group**

- **Significant growth in revenues and profitability**
  - **Revenues will grow at a compound average growth rate (CAGR) of 7.7 per cent to 2.0 billion euros by 2010**
  - **Gross operating income will grow 12.9 per cent per year (CAGR), to 1.0 billion euros in 2010**
  - **The cost/income ratio will decline 6.5 percentage points to 43 per cent in 2010**

The Cariparma Friuladria Group today presented its 2007-2010 business plan to the financial community at a meeting in Milan attended by Senior Executives of the banks as well as Crédit Agricole and Fondazione Cariparma shareholders.

With respect to the forecasts announced by Crédit Agricole in November 2006, synergies for the banks will total 198 million euros in 2010, up 43 million euros from the 155 million euros initially estimated in November 2006 (with 65 million euros resulting from cost and revenue synergies and 25 million euros from network growth). The additional synergies stem from supplementary initiatives: expanding the corporate client base by setting up a dedicated channel to extract greater value from relationships between the network of the Italian division and Crédit Agricole's "product factories".

The total of 198 million euros in synergies for the banks by 2010 is equal to 32 per cent of 2006 gross operating income.

The Cariparma Friuladria Group will also manage to generate 55 million euros in additional synergies relating to Crédit Agricole's "product factories", thanks to its own distribution channels, thereby lifting total synergies to 253 million euros in 2010.

The Cariparma Friuladria Group's results are expected to include 7.7 per cent revenue growth at a compound average growth rate (CAGR), to 2.0 billion euros in 2010 and 12.9 per cent CAGR in gross operating income to 1.0 billion euros in 2010. The cost/income ratio will drop 6.5 percentage points to 43 per cent by 2010, thereby confirming that the Cariparma Friuladria Group tops the rankings of Italian banks in terms of profitability, productivity and asset quality.

The Cariparma Friuladria Group's three-year growth strategy for 2007-2010 is based on three main growth paths: building up its positions in high-potential client segments, optimising the network's geographical coverage of the regions it operates in, and developing synergies with Crédit Agricole's "product factories".

The first growth path, building up positions in high-potential client segments (i.e. premium retail clients and private clients) calls for enhancing the Cariparma Friuladria Group's capacity in terms of services and relations with this kind of client base, which currently generates 73 per cent of assets under management, despite accounting for just 18 per cent of total clients. Net banking income is expected to grow around 11 per cent per year between 2006 and 2010, by opening Private Centres in regions boasting significant growth potential, implementing the synergies and enlarging the product range. In the Corporate segment, net banking income is expected to increase 16 per cent, thanks to the opening of Company and Corporate Centres and the development of high value added products, in cooperation with the "product factories" of the Crédit Agricole Group, including Calyon.

The second growth path, optimising the network's regional coverage, will entail a specific effort in 2008, with around half of openings scheduled for 2009 taking place during 2008: 100 new branches, 7 Corporate Centres, 7 Company Centres and 12 Private Centres, in the regions historically covered by the Cariparma Friuladria Group as well as in neighbouring regions. Note that the Group currently operates in 9 Italian regions that together account for nearly 69 per cent of the country's population and 70 per cent of GDP.

The third and crucial growth path, developing synergies with Crédit Agricole's "product factories", will result in major competitive advantages. In all the relevant market sectors, above-par growth rates are forecast due to the increase in the Group's market shares generated by the excellent quality of Crédit Agricole's "product factories". In particular, in the insurance field, an acceleration is projected in the life insurance sector, with 9 per cent average annual growth (and premiums totalling 1.8 billion euros

in 2010) thanks to the wider product offering and setting up a new platform. Moreover, during the year, there are plans to exercise the call option on a 50 per cent stake in Po Vita (currently 50 per cent held by Cariparma and 50 per cent by Sai Holding). With respect to the non-life sector, an Italian "product factories" is to be set up and will come on stream in 2010, while in credit protection, a gradual increase is projected in the penetration rate of the client base of the two banks thanks to the extension of Finaref Assurance operations and the fact that the targeted additional 70 million euros in premiums will be met by 2010. In Specialised Financial Services, the Group's strategic plans include creating Italian "product factories" in leasing and factoring. And in Consumer Credit, cooperation with Agos, the Italian market leader, will be developed with the launch of new products (*cessione del quinto,* a guaranteed loan originally exclusively available to government sector employees but now, as a result of recent legislative developments, accessible to all employees) and new marketing initiatives (revolving credit). In Asset Management, the relationship with CAAM will be developed further.

Georges Pauget, chief executive officer of Crédit Agricole, said: *"The growth potential of the Italian banking market, along with the strengths of Cariparma Friuladria and its management team, which have enabled the Group to penetrate regions with high growth potential, are among the main factors that have led the Crédit Agricole Group to invest in the Cariparma Friuladria Group".* **Mr Pauget,** in Milan for today's event, dubbed "Italy Day" **added**: *"This was very well set out in the business plan presented today, with respect to all the market segments it covered. According to estimates, the Cariparma Friuladria Group's growth will actually outpace the market*'s".

Ariberto Fassati, chairman of Cariparma, said: *"The great potential of this growth project and the development opportunities set out in the business plan have been made possible first and foremost by the governance model introduced by Crédit Agricole. This model has left the two banks with significant commercial autonomy in their respective regions, while merging in Parma the central functions of the holding company (Control and Audit, Information Systems and back-office systems and Group coordination), some of which, such as Audit and Risk Management, report to Crédit Agricole Group Central Functions. Furthermore, the skill of the management team and the possible synergies with Crédit Agricole's "product* factories" *certainly played a key role in ensuring this outstanding business plan was approved".*

Guido Corradi, director of Cariparma, commented: *"Just 7 months after joining the Crédit Agricole Group and the creation of the Cariparma Friuladria Group, we have completed – well ahead of the initial schedule – the main tasks of ensuring the integration of the two banks and the 202 former Intesa Sanpaolo branches. At the same time, in the first half of 2007, the continuity of regional network activity has been guaranteed and both Cariparma and Friuladria turned in a very positive performance, with volume growth in deposits and loans up 8 per cent and 7.1 per cent respectively*

on the first half of 2006. This is an outstanding success for a project that is unprecedented in Italy in terms of complexity". **He added:** *"The integration plan launched in March 2007 involved the participation of 200 people within the Group from various entities — Crédit Agricole, Italian banks, product factories in France and Italy — sub-divided into 12 working groups, nine of which have already completed their task. But it was also achieved thanks to the constant involvement of Crédit Agricole's Executive Management".*

Out of the 5.96 billion euros total cost of the transaction (acquisition of Cariparma Friuladria on 1 March 2007 as well as the additional 202 Intesa Sanpaolo branches, including 29 on 1 April 2007 and 173 on 1 July 2007), 5.1 billion euros has been invested by the Crédit Agricole Group and 0.9 billion euros by Fondazione Cariparma.

The Cariparma Friuladria Group: a brief description

The Cariparma Friuladria Group is the leading bank in Italy in terms of profitability, with a cost/income ratio at 49.6 per cent, and the productivity ratio, with net banking income per employee at 219,000 euros, and ranks second in Italy with regard to "asset quality" (due loans relative to total loans). Furthermore, the Group, already ranked 10th in Italy in terms of the number of branches (2 per cent of total bank branches in Italy), operates in the most attractive regions of the Italian market, accounting for 60 per cent of Italy's population and 70 per cent of GDP, with a far larger market share in volume terms than proportional to the number of branches, reflecting its deep roots in its domestic region and the quality of customer service developed by Cariparma and Friuladria. In the 45 Italian provinces in which Group subsidiaries operate, its market share exceeds 10 per cent in 5 cases and ranges between 5 per cent and 10 per cent in 8 cases (7 per cent in Campania). The Cariparma Friuladria Group operates 668 branches in nine Italian regions and 45 provinces, its headcount stands at 6,750 employees and it counts 1,400,000 clients.

The retail market in Italy

The retail market in Italy, as a whole, boasts significant upside potential: the market consensus points to annual compound growth rates of around 7 per cent with respect to loans and indirect funding and close to 5 per cent in direct deposits in the period 2006-2010; operating income growth is estimated at 6.4 per cent. Moreover, in comparison with the European market and, in particular, the French one, the Italian market has a relatively low penetration rate for banking products in the following segments: mortgages (15 per cent versus 32 per cent in France and a European average of 38 per cent), consumer loans (6 per cent versus 7 per cent in France and a European average of 16 per cent) and life insurance (25 per cent versus 58 per cent in France and a European average of 43 per cent)[1]

[1] Source: Bank of Italy 31 December 2006, official consolidated data of the main Italian banks, Bain analysis

CRÉDIT AGRICOLE ASSET MANAGEMENT

PRESS RELEASE

Crédit Agricole Asset Management opens a branch office in Frankfurt to accelerate expansion in Germany and Austria

London, 25 October 2007 -- Crédit Agricole Asset Management Group (CAAM Group), one of Europe's largest asset managers with €565.7 billion under management, announces the opening of a branch office in Frankfurt, Crédit Agricole Asset Management Deutschland. This will become the focal point of renewed development in Germany and Austria, where CAAM has been active for several years.

CAAM's target is to reinforce its presence among institutional investors and external distributors, in particular through its range of some 70 investment funds, which CAAM will regularly increase, registered in these two countries.

Recognised as a leading fixed income manager in Europe, with assets under management of over €310 billion, CAAM also intends to promote its equity expertise, in particular in emerging markets (Asia, South America, etc), where the group has demonstrated consistent performance over the medium and long term. CAAM will also build on its established expertise, through innovation, in products such as absolute return funds ([1]), structured management ([2]) and alternative multi-management ([3]) as well as its latest asset classes such as volatility.

In a speech at the official office opening in Frankfurt, Paul Henri de La Porte du Theil, deputy chief executive of CAAM, said: " *the opening of CAAM Deutschland is a clear signal of our wish to be closer to our clients and to establish a lasting footprint in Germany and Austria, two major European markets. All the more so as we have identified increasing demand for our highly sophisticated and innovative products in these countries.*"

Hubert Dänner, general manager business development Germany and Austria, added: "*Thanks to our recognised know-how in a number of key areas, we have already doubled our assets under management in the last two years to €3 billion.*"
"*We are convinced that by strengthening our presence we will be able to grow faster than the market. We have identified excellent opportunities thanks to portfolio adjustments prior to the implementation of new tax regulations and pension capital transfers into specialised vehicles. Finally, our ability to adapt and innovate will enable us to become a favoured partner for banking networks.*"

Pascal Blanqué, CIO of CAAM, concluded: "*CAAM positions itself as a risk allocator, focused on robust processes and consistent medium and long term performance. Our approach, whilst innovative, is particularly well adapted to current market conditions and we would like to share it with our clients.*"

Data valid as at end June 2007
([1]) CAAM pioneers in Europe and no1 in France with nearly €60 billion under management
([2]) CAAM is no1 in France and Japan, in market share with nearly €30 billion under management
([3]) CAAM AI, CAAM's alternative multi-management subsidiary, is top 10 worldwide (source: InvestHedge Sept 2007) with over €19 billion under management

About Crédit Agricole Asset Management Group

Crédit Agricole Asset Management Group (CAAM Group) is the asset management arm of Crédit Agricole Group. With €565.7 billion total assets under management as at 30 June 2007, CAAM Group is the 5th largest asset manager in Continental Europe ([4]). It has over 2,200 employees including 500 investment professionals dedicated to portfolio management.
CAAM Group's subsidiaries offer a complete line of investment products for:
- the regional banking networks of Crédit Agricole, LCL and the international retail banking subsidiaries of Crédit Agricole group and,
- institutional investors, large corporate accounts and third-party distributors in France and abroad.

CAAM Group is active in more than 20 countries (Europe, Asia-Pacific, North America, the Middle East and North Africa).

([4])IPE - Top 400 European Asset Management Leaders, data as at Dec. 2006, issued in June 2007

www.caam.com

Press contacts

M: Communications
Charlotte McMullen – Tel. +44 (0) 20 7153 1549 / e-mail: mcmullen@mcomgroup.com
Tim Draper – Tel. +44 (0) 20 7153 1267 / e-mail: draper@mcomgroup.com

Crédit Agricole Asset Management Group
Catherine Lowinger – Tel. +33 (0)1.43.23.79.53 / e-mail: catherine.lowinger@caam.com

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2

Presentation entitled "Presentation of the 2007 – 2010 Development Plan"

October 5, 2007

Please see attached.


CARIPARMA
CRÉDIT AGRICOLE


FRIULADRIA
CRÉDIT AGRICOLE

Presentation of the 2007-2010 Development Plan

5 October 2007


CRÉDIT
AGRICOLE S.A.

Avertissement

This presentation may include prospective information on the Group, supplied as information on trends. This data does not represent forecasts under the meaning of European Regulation n° 809/2004 from 29 April 2004 (chapter 1, article 2, § 10).

This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.

Likewise, the financial statements are based on estimates, particularly in calculating market value and asset depreciation.

Information related to third parties or extracted from external sources have not been independently revued and their exactitude or exhaustivity cannot be guaranteed.

The readers must take all these risk factors and uncertainties into consideration before making their own judgement.

In case of dispute, the French version of this document is the reference.


FRIULADRIA
CRÉDIT AGRICOLE

CRÉDIT AGRICOLE S.A.


CARIPARMA
CRÉDIT AGRICOLE

Agenda: 2007/2010 development plan for the Cariparma Friuladria Group

- **Build a competitive banking platform**
  - Italy: an attractive market
  - The Cariparma Friuladria Group: one of the best banks in Italy
  - A unique value creating integration process

- **Implement our development plan and realize synergies**
  - An ambitious development plan
  - The 2007/2010 Business Plan

Italy, an attractive market
A market with significant growth potential

A market still under-penetrated

Penetration of banking products
(outstandings % of GDP, 2006)



60%
40
20
0
15%
38%
32%
6%
16%
7%
25%
43%
58%
Real Estate Credit
Consumer Credit
Life Insurance
Italy
Europe
France

Attractive growth outlook

Consensus for the Italian market
2006-2010 CAGR



8%
6
4
2
0
6,9%
5,0%
6,9%
6,4%
Credit
Direct Deposits
Indirect Deposits*
Income

(*) off-balance sheet, excl. life insurance
Sources: Bank of Italy, Prometeia, Assofin, ASF, FFSA and Bank of France



FRIULADRIA CRÉDIT AGRICOLE
CRÉDIT AGRICOLE S.A.
CARIPARMA CRÉDIT AGRICOLE

Italy, an attractive market

A rapidly changing competitive landscape

Size and profitability of the main players in 2002...



Credit+Deposit* Volumes (€bn)
ROE (%)
125
100
75
50
25
0
15
10
5
0
78bn €
6,2%
Average Volumes
Average ROE

... and their forecasts for 2008



Credit+Deposit* Volumes (€bn)
ROE (%)
125
100
75
50
25
0
15
10
5
0
110bn €
+41%
14,9%
x2,9
Average Volumes
Average ROE

(*) excl. indirect deposits (off-balance sheet)
Sources: Official consolidated data for the main Italian banks, Bain analyses



FRIULADRIA CREDIT AGRICOLE
CRÉDIT AGRICOLE S.A.
CARIPARMA CREDIT AGRICOLE

Agenda: 2007/2010 development plan for the Cariparma Friuladria Group

- **Build a competitive banking platform**
  - Italy: an attractive market
  - The Cariparma Friuladria Group: one of the best banks in Italy
  - A unique value creating integration process

- **Implement our development plan and realize synergies**
  - An ambitious development plan
  - The 2007/2010 Business Plan

FRIULADRIA CREDIT AGRICOLE | CRÉDIT AGRICOLE S.A. | CARIPARMA CREDIT AGRICOLE

Cariparma Friuladria Group: one of the best banks in Italy
No. 1 in terms of profitability

10th in number of branches



8.000
6.000
4.000
2.000
0
6.119
5.138
2.308
2.039
1.919
1.181
995
743
736
665
565
528
481
477
10°
ISP
UCI - CAP
GBP*
UBI
MPS
BPER
BAV (ABN)
BPM
BNL (BNP)
GCRP
CR Firenze
Pop Vic
Credem
Carige

N.B. Unless otherwise stated, GCRP always includes Cariparma, Friuladria and the 202 ex-Intesa branches

1st in profitability

Cost / Income ratio (% 2006)



100%
80
60
40
20
0
49,6%
1°
50%
53%
55%
55%
55%
56%
58%
61%
61%
63%
63%
64%
83%
GCRP
ISP
UCI-CAP
Pop Vic
BAV (ABN)
BPER
GBP*
Credem
MPS
BPM
CR Firenze
Carige
UBI
BNL (BNP)

(*) GBP = Banca Popolare Italiana (BPI) + Banca Popolare di Verona e Novara (BPVN)
Note: BIVERBANCA included in ISP
Sources: Banks, Bank of Italy, Dec. 2006



FRIULADRIA CRÉDIT AGRICOLE
CRÉDIT AGRICOLE S.A.
CARIPARMA CRÉDIT AGRICOLE

Cariparma Friuladria Group: one of the best banks in Italy
Leader in terms of productivity and asset quality

1st in productivity

NBI per employee (€ '000)



250
200
150
100
1°
219
210
209
208
201
199
196
183
182
179
175
172
167
163
GCRP
BAV (ABN)
BPM
Credem
GBP* Pop Vic
MPS
BNL (BNP)
Carige
UCI-CAP
UBI
BPER
ISP
CR Firenze

2nd in asset quality

Non Performing Loans in proportion to Total Loans (in basis points)



400
300
200
100
0
2°
22
30
50
69
82
103
120
150
170
184
184
n.d.
Credem
GCRP
BPM
UBI
ISP
CR Firenze
GBP
BPER
BNL (BNP)
Carige
MPS
UCI-CAP

(*) GBP = Banca Popolare Italiana (BPI) + Banca Popolare di Verona e Novara (BPVN)
Note: BIVERBANCA included in ISP
Sources: Banks, Bank of Italy, Dec. 2006



FRIULADRIA CRÉDIT AGRICOLE
CRÉDIT AGRICOLE S.A.
CARIPARMA CRÉDIT AGRICOLE

Cariparma Friuladria Group: one of the best banks in Italy
High market share in attractive regions

Retail branches per region



LOMBARDIA
TRENTINO-ALTO ADIGE
VALLE D'AOSTA
FRIULI-VENEZIA GIULIA
VENETO
EMILIA-ROMAGNA
PIEMONTE
LIGURIA
TOSCANA
MARCHE
UMBRIA
ABRUZZO
MOLISE
LAZIO
PUGLIA
CAMPANIA
BASILICATA
Sardegna
Sicilia
1
3
9
14
2
3
1
31
9
31
16
39
1
25
56
12
91
14
13
11
1
4
4
5
1
1
4
2
5
1
2
43
56
19
33
7
7
1
11
2
1
1
7
14
51



XX

 # branches/ province



Market share
0%
0% - 3%
3% - 5%
5% - 10%
> 10%

N.B. market share is calculated based on the number of branches

Sources: Bank of Italy at 31.12.2006, Bain analysis

Comments

- **Dense geographic coverage**
  - 665 retail branches
  - About 2% of total bank branches
  - About 3.4% market share in the 45 provinces covered
- **Presence concentrated in the North**
  - 42% of branches concentrated in 5 provinces with market share in excess of 10%
  - 8 other provinces with market share of between 5% and 10%
- About 7% market share in **Campania** (Naples/Caserta)
  - High deposit base makes for a balanced credit/deposit mix

FRIULADRIA CRÉDIT AGRICOLE | CRÉDIT AGRICOLE S.A. | CARIPARMA CRÉDIT AGRICOLE

Cariparma Friuladria Group: one of the best banks in Italy

In many provinces, the density of the branch network has a leverage effect on volumes



Market Share – Volumes*
50%
40
30
20
10
0
Piacenza
Parma
Pordenone
Pavia
Cremonia
Gorizia
Lodi
Trieste
Caserta
Udine
Mantova
Alessandria
Venezia
Como
Napoli
0
10
20
30
40
50%
Market Share – Number of Branches

N.B. * Volume = direct deposits + credits
Source:s March 2006 market data, Bain analysis



FRIULADRIA CRÉDIT AGRICOLE
CRÉDIT AGRICOLE S.A.
CARIPARMA CRÉDIT AGRICOLE

Cariparma Friuladria Group: one of the best banks in Italy

Cariparma and Friuladria benefit from high satisfaction levels among their clients

"Are you happy with your bank?"

18%
82%
Italian Bank Average
14%
86%
+4pts
Friuladria Clients
13%
87%
+5pts
Cariparma Clients
25
0
25
50
75
100
Very unhappy
Unhappy
Happy
Very Happy

Sources: TNS study July 2007 (Basis: total – n = 1200 / clients – n = 309 Cariparma, n = 309 Friuladria)



FRIULADRIA CRÉDIT AGRICOLE
CRÉDIT AGRICOLE S.A.
CARIPARMA CRÉDIT AGRICOLE

Cariparma Friuladria Group: one of the best banks in Italy

This solid presence in a growth market was a key factor in Crédit Agricole Group's decision to acquire the Cariparma Friuladria Group


FONDAZIONE CARIPARMA
CRÉDIT AGRICOLE S.A.
Regional Banks*
15%
75%
10%
CARIPARMA CRÉDIT AGRICOLE
79%
FRIULADRIA CRÉDIT AGRICOLE
CARIPARMA FRIULADRIA GROUP

- **Acquisition value of the retail bank network**
  - €5.96bn, i.e. PER 2006E of 16.6x and a 2006E P/BV multiple of 3.0x**
    - **€5.1bn invested by Crédit Agricole Group** (of which €4.5bn by CA S.A.)
    - €0.9bn invested by the Cariparma Foundation
- **Financing of the operation**
  - In part through a €4bn capital increase carried out at the beginning of 2007
  - Remainder financed from the Group's own resources

(*) Through SACAM International
(**) Information communicated by Crédit Agricole S.A. in October 2006


FRIULADRIA CRÉDIT AGRICOLE
CRÉDIT AGRICOLE S.A.
CARIPARMA CRÉDIT AGRICOLE

Agenda: 2007/2010 development plan for the Cariparma Friuladria Group

- **Build a competitive banking platform**
  - Italy: an attractive market
  - The Cariparma Friuladria Group: one of the best banks in Italy
  - A unique value creating integration process

- **Implement our development plan and realize synergies**
  - An ambitious development plan
  - The 2007/2010 Business Plan

FRIULADRIA CRÉDIT AGRICOLE
CRÉDIT AGRICOLE S.A.
CARIPARMA CRÉDIT AGRICOLE

A unique value creating integration process

Integration of the banks and the 202 branches is the keystone


Strengthen positions in high potential client segments
Expand and optimize network
Connect the Banks with Group Factories
Integrate the banks and 202 branches

FRIULADRIA CRÉDIT AGRICOLE | CRÉDIT AGRICOLE S.A. | CARIPARMA CRÉDIT AGRICOLE

A unique value creating integration process

A project involving over 200 people at all Group levels led by CA S.A.'s Senior Management …



Management Committee
Project Management
Italian Management Committee
Commercial Strategy
Business Plan
Interim Mgt ex-Intesa Branches
IT Migration
Business Lines Roll-Out
Closing
Management ISP interface "Carve Out"
Com-munication
Organisation
Recruitment and Maintaining Teams
Alignment of Group Standards
Risks & Basel II
Completed
Being finalised

- Over 200 people involved within the Group:
  - Italian banks
  - Crédit Agricole S.A.
  - Business line subsidiaries in France and Italy
- High levels of involvement by the Senior Management of CA S.A., through weekly monitoring committees
- 12 French-Italian projects, involving the bank's and Crédit Agricole's teams:
  - Development projects
  - Integration projects
- 9 of the 12 projects completed in a very short timeframe



FRIULADRIA CRÉDIT AGRICOLE
CRÉDIT AGRICOLE S.A.
CARIPARMA CRÉDIT AGRICOLE

A unique value creating integration process
... ensuring business continuity and ongoing performance

CONTEXT

- 2 banking networks: Cariparma/Friuladria
  - Commercially autonomous
  - Partially equipped with central functions
  - In the case of Friuladria, highly dependent on Intesa in terms of IT
- 202 ex-Intesa branches
  - 29 transferred to Friuladria
  - 173 transferred to Cariparma



Cariparma
173 ex-Intesa branches
Friuladria
29 ex-Intesa branches
Intesa
San Paolo

CHALLENGES

- Avoid losing clients and staff, particularly at ex-Intesa branches
- Ensure the continuity of services during the sale of the two banks

RESULTS

- Implement an **Interim Management Programme** to enable Cariparma to manage the 173 ex-Intesa branches 4 months ahead of the effective sale
- Signing of the **service level agreements**: IT, back-office and support functions

FRIULADRIA CRÉDIT AGRICOLE | CRÉDIT AGRICOLE S.A. | CARIPARMA CRÉDIT AGRICOLE

A unique value creating integration process
4 months ahead of plan



Management of branches
4 months in advance
of their effective acquisition date:
Interim Management Programme
2006
2007
2008
Jan
Feb
Mar
Apr
May
June
July
Aug
Sept
Oct
Nov
Dec
12/10
01/03
01/04
01/07
Signing of the Crédit Agricole/ Intesa agreement
Acquisition by Cariparma of 79% of Friuladria
Acquisition by CA S.A., SACAM and the Cariparma Foundation of 100% of Cariparma
Transfer of 29 ex-Intesa branches to Friuladria
Transfer of 173 ex-Intesa branches to Cariparma
IT migration of 173 ex-Intesa branches in a very short timeframe without any issues



FRIULADRIA CRÉDIT AGRICOLE
CRÉDIT AGRICOLE S.A.
CARIPARMA CRÉDIT AGRICOLE

A unique value creating integration process
The new visual identity rolled out across the entire network



Varese

Pordenone


FRIULADRIA
CRÉDIT AGRICOLE


FRIULADRIA
CRÉDIT AGRICOLE
CRÉDIT
AGRICOLE S.A.
CARIPARMA
CRÉDIT AGRICOLE

A unique value creating integration process

New governance based on a multi-regional model of autonomous banks and a shared platform of central functions


Chairman
Managing Director
Group Central Functions
Common holding company
CARIPARMA CRÉDIT AGRICOLE
- Control and audit functions
- Central and coordination functions
- IT systems and back office
Two Commercial Banks
CARIPARMA CRÉDIT AGRICOLE
Cariparma Bank
- Centre/South
- North/West
Friuladria Bank
FRIULADRIA CRÉDIT AGRICOLE
- North/East
Group Factories

- A **multi-regional model** that maintains the commercial autonomy of the banks in their regions
- **Sharing of resources** in a "virtual" holding company, within Cariparma to provide:
  - Operational platform
  - Support functions
  - Audit and risk functions incorporated within the business lines of Crédit Agricole Group
- A **quick connection of the Cariparma Friuladria Group to factories** of Crédit Agricole

FRIULADRIA CRÉDIT AGRICOLE | CRÉDIT AGRICOLE S.A. | CARIPARMA CRÉDIT AGRICOLE

A unique value creating integration process
Continuity of management key to successful integration



Amministratore Delegato
G.Corradi
Direttore Generale Cariparma
G.Maioli
Condirettore Generale Cariparma
F.Canterini
Direttore Generale Banca Popolare Friuladria
V.Fenaroli

- **Leadership based on the historical Italian management team of the banks:**
  - Recognising past performance of management team and all staff at Cariparma and Friuladria
  - Continuity of business relationships and strong regional presence
  - Leverage of functional teams at Cariparma, experienced in target IT systems and back-office platforms
- **Willingness to create mixed teams:**
  - Transfer of key resources between Cariparma and Friuladria to share know-how and create a Group culture
- **Crédit Agricole resources primarily for financial and controlling functions**

FRIULADRIA CRÉDIT AGRICOLE · CRÉDIT AGRICOLE S.A. · CARIPARMA CRÉDIT AGRICOLE

A unique value creating integration process
Robust business momentum during integration works

Cariparma

Average volumes (€m)


+8.0%
60.000
40.000
20.000
0
51.868
39.785
12.083
56.008
42.775
13.233
H1 2006
H1 2007

Adjusted net profit[1] (€m)


+7.3%
150
100
50
0
121
129
H1 2006
H1 2007

Direct and indirect (off-balance sheet) deposits
Loans

Friuladria

Average volumes (€m)


+7.1%
20.000
15.000
10.000
5.000
0
14.274
10.029
4.245
15.281
10.673
4.608
H1 2006
S1 2007

Adjusted net profit[1] (€m)


+4.3%
40
30
20
10
0
31
32
H1 2006
S1 2007

Direct and indirect (off-balance sheet) deposits
Loans

(1) Net profit adjusted of exceptional costs and provisions linked to the integration process
N.B. average volumes – Friuladria figures: include the 29 ex-Intesa/Friuladria branches migrated in April 2007, H1 2006 Proforma – Cariparma figures: excludes the 173 ex-Intesa branches


FRIULADRIA
CRÉDIT AGRICOLE


CRÉDIT
AGRICOLE S.A.


CARIPARMA
CRÉDIT AGRICOLE

Agenda: 2007/2010 development plan for the Cariparma Friuladria Group

- **Build a competitive banking platform**
  - Italy: an attractive market
  - The Cariparma Friuladria Group: one of the best banks in Italy
  - A unique value creating integration process

- **Implement our development plan and realize synergies**
  - An ambitious development plan
  - The 2007/2010 Business Plan

FRIULADRIA CRÉDIT AGRICOLE | CRÉDIT AGRICOLE S.A. | CARIPARMA CRÉDIT AGRICOLE

An ambitious development plan


Integrate the banks and 202 branches
Connect the Banks with Group Factories
Expand and optimize network

1

Strengthen positions in high potential client segments

FRIULADRIA CRÉDIT AGRICOLE
CRÉDIT AGRICOLE S.A.
CARIPARMA CRÉDIT AGRICOLE

An ambitious development plan

Cariparma and Friuladria to strengthen an already solid position in premium clients and Private Banking...

Non-corporate clients
Cariparma-Friuladria 2006*



100%
80
60
40
20
0
1%
17%
82%
37%
36%
28%
Private + Premium
73%
Clients
Volumes
(loans + direct
+ indirect deposits - off-balance sheet)
Family (<€100k)
Premium (>€100k)
Private (>€500k)

(*) excludes ex-Intesa branches
Sources : Cariparma Friuladria Group - Planning and Control Department

Key elements in the Private Banking strategy

- **Open dedicated Private Banking centres** in high potential regions
- Develop synergies across **private and premium clients' assets**
- **Broaden the product range** (e.g. structured products drawn up in conjunction with Calyon)



2006-2010 NBI growth of 11% per year

FRIULADRIA CRÉDIT AGRICOLE | CRÉDIT AGRICOLE S.A. | CARIPARMA CRÉDIT AGRICOLE

An ambitious development plan
...and will also accelerate Corporate business

Growth by segment– Cariparma Friuladria Group

Annual growth forecast for NBI by segment (2006/2010)



20%
15
10
5
0
~16%
~7%
Corporate
Retail

Key elements of the strategy

Corporate

- **Specific distribution network by** sub-segment and **opening of dedicated Corporate Centres** in high potential regions
- **Development of the product offering,** primarily high value added products (derivatives, trade finance), in conjunction with Group subsidiaries
- **Active client risk management** and the integration with CA S.A. control systems

Retail

- **Improvement in cross selling** thanks to Group Factories (e.g. consumer credit, insurance)
- **Opening** of 100 new branches, and an ambitious **marketing plan**

FRIULADRIA CRÉDIT AGRICOLE | CRÉDIT AGRICOLE S.A. | CARIPARMA CRÉDIT AGRICOLE

An ambitious development plan


Strengthen positions in high potential client segments
1
Integrate the banks and 202 branches
Connect the Banks with Group Factories


2
Expand and optimize network

An ambitious development plan

Cariparma and Friuladria will open around 100 retail branches and about 27 private and corporate centres by 2009

Number of branches
(Retail, Private and Corporate Centres)



1.000
800
600
400
200
0
695
~100
~15
~12
~822
Existing Branches
Retail Openings
Corporate Openings
Private Openings
Total

- **Strengthening of the regional network**
  - Across regions traditionally covered by the Cariparma Friuladria Group
  - Across other attractive neighbouring regions
- **A coordinated strategy across the various client segments**
  - Opening of Corporate and Private Centres in areas covered by the new retail branches (ex-Intesa + openings)
- **A considerable impact in 2008 with half of the openings taking place in this year**
- **Typical break-even point in 2.5 years for the new retail branches**

FRIULADRIA CRÉDIT AGRICOLE | CRÉDIT AGRICOLE S.A. | CARIPARMA CRÉDIT AGRICOLE

An ambitious development plan



Strengthen positions in high potential client segments
1
Integrate the banks and 202 branches
2
Expand and optimize network

3

Connect the Banks with Group Factories

FRIULADRIA CRÉDIT AGRICOLE · CRÉDIT AGRICOLE S.A. · CARIPARMA CRÉDIT AGRICOLE

An ambitious development plan

The Cariparma Friuladria Group is strengthening its relationships existing Italian subsidiaries, while developing new platforms

Strengthening of already existing subsidiaries	Creating new platforms
POvita assicurazioni	CRÉDIT AGRICOLE ASSURANCES
FINAREF ASSURANCES	Eurofactor
CALYON CRÉDIT AGRICOLE CIB	CRÉDIT AGRICOLE LEASING
Agos Un mondo di flessibilità	
CRÉDIT AGRICOLE ASSET MANAGEMENT	

An ambitious development plan
The banks' connection to Group Factories is being rolled out

Business Lines			2007	2008
1 Insurance				
POvita assicurazioni	Life		Extension of the offering / Creation of a new platform	
CRÉDIT AGRICOLE ASSURANCES	Property & Casualty		Creation of an Italian subsidiary	
FINAREF ASSURANCES	Credit Protection		Standardisation of the offering	Insourcing of administration
2 Specialised Financial Services				
CRÉDIT AGRICOLE LEASING	Leasing		Development of an Italian factory	
Eurofactor	Factoring		Setting up of Eurofactor Italy	
Agos	Consumer Credit		Broader cooperation with Agos	
3 Asset Management				
CRÉDIT AGRICOLE ASSET MANAGEMENT			Strengthening of cooperation with CAAM	
4 Corporate and Investment Banking				
CALYON CRÉDIT AGRICOLE CIB			Roll-out of the Calyon partnership	


FRIULADRIA
CREDIT AGRICOLE


CRÉDIT
AGRICOLE S.A.


CARIPARMA
CRÉDIT AGRICOLE

① An ambitious development plan
Insurance: ambitions of the Cariparma Friuladria Group

Life: Acceleration of the activity	Property & Casualty: Ex-nihilo creation of a company	Credit Protection: Launch of a new offering



Market
+5% p.a.
Premiums (€m)
+9% p.a.
1.500
1.000
500
0
1.266
>1.800
2006
2010

- **Buy-out of Fonsai's shares in Po Vita**
- **Expansion of the product offering Po Vita** with ex-Intesa and Friuladria branches
- Creation of a **new platform**



Market*
+28% p.a.
Premiums (€m)
Start-up
30
20
10
0
0
>30
2006
2010

- **Creation of a company** specialising in bancassurance Property & Casualty based on the **Pacifica model in France**



Market**
+9% p.a.
Premiums (€m)
+28% p.a.
60
40
20
0
27
>70
2006
2010

- **Expansion of the Finaref Assurances offering** across the network
- **Insourcing** of administration
- **Gradual increase** in the penetration rate for both banks' clients

(*) Bancassurance market
(**) Underlying mortgage market
Sources : Datamonitor, Prometeia, Bain analysis



FRIULADRIA CREDIT AGRICOLE
CRÉDIT AGRICOLE S.A.
CARIPARMA CRÉDIT AGRICOLE

② An ambitious development plan
Specialised Financial Services: ambitions of Cariparma Friuladria Group

Leasing: Development of an Italian factory	Factoring: Creation of a subsidiary	Consumer Credit: Cooperation with Agos



Market
+11% p.a.
Production (€m)
+15% p.a.
1.000
800
600
400
200
0
506
>900
2006
2010



- Ensure **business continuity** with Intesa Leasing
- Develop a **specific leasing structure**



Market
+4% p.a.
Factored Receivables (€m)
+22% p.a.
1.500
1.000
500
0
616
>1.350
2006
2010



- **Create a facility** in Italy
- Increase **imports/exports**



Market
+12% p.a.
Outstandings (€m)
+17% p.a.
1.250
1.000
750
500
250
0
541
>1.000
2006
2010



- Transfer processing of **personal loans to Agos**
- Develop marketing initiatives for **revolving credit**
- Launch **new products**: "Cessione del Quinto" (advances on salaries)

Sources : Datamonitor, Bain analysis



FRIULADRIA CREDIT AGRICOLE
CRÉDIT AGRICOLE S.A.
CARIPARMA CREDIT AGRICOLE

③ An ambitious development plan
Asset management: ambitions of Cariparma Friuladria Group

Assets under management distributed by the Cariparma Friuladria Group (€m)


20.000
15.000
10.000
5.000
0
13.781
>17.700
+6.5% p.a.
2006
2010
Market
+6% p.a.

- Implement marketing initiatives to enable Nextra funds to be **transferred** to **more innovative CAAM funds**

- Optimisation of the **product mix**

Source: Prometeia, Eurisko, Bank of Italy, Assogestioni, Isvap


FRIULADRIA CRÉDIT AGRICOLE
CRÉDIT AGRICOLE S.A.
CARIPARMA CRÉDIT AGRICOLE

An ambitious development plan

(4) Corporates: an Italian market heavily biased towards SME, with strong complementarity between the Cariparma Friuladria Group and Calyon

Number of Companies

Sales(€m)	2.5 – 70	70 – 250	250 – 500	> 500	Total
Number of Companies	~91,500	~3,100	~600*	~550*	~95,750
Percentage of total oustandings	51%	25%	12%	12%	100%

95.5%

Cariparma Friuladria Group

Calyon

Optimised coverage to meet all client needs



FRIULADRIA CRÉDIT AGRICOLE
CRÉDIT AGRICOLE S.A.
CARIPARMA CRÉDIT AGRICOLE

(*) Companies with turnover over €250m are consolidated by groups
Sources: Bain analysis, Aida and Mediobanca data

④ An ambitious development plan
Corporates: ambitions of Cariparma-Friuladria Group

Loans (€m)



Market *
+9% p.a.
Loans (€m)
+15% p.a.
10.000
8.000
6.000
4.000
2.000
0
5.452
>9.450
2006
2010
Corporate
SME

NBI (€m)



NBI (€m)
+16% p.a.
300
200
100
0
133
>235
2006
2010
Corporate
SME



- Increased **cooperation between Calyon and the Cariparma Friuladria Group**
- Implementation of a **dedicated Corporate channel** within banks
- **Expansion of lending business**, which is key in the relationships with SMEs

(*) Prometeia, 2006-2008 projection



FRIULADRIA
CRÉDIT AGRICOLE
CRÉDIT
AGRICOLE S.A.
CARIPARMA
CRÉDIT AGRICOLE

An ambitious development plan

(4) Corporates: Broad cooperation between Calyon and the Cariparma Friuladria Group, particularly with regards to large clients

- **Commercial approach:** a **single contact** for each client, determined according to the fundamental needs and services required (no co-coverage of clients)
  - ➢ Sharing of client data
  - ➢ Preparation of integrated budgets
  - ➢ Joint targeting and marketing
  - ➢ Monitoring of client relationships
  - ➢ Centralised risk management

- **Systematic leverage of our regional proximity** and of the Cariparma Friuladria Group's important corporate client base to **increase the penetration of high value added products**

- Strengthened relationships with CA S.A. and Calyon's **international network**

- Calyon and the banks bring their **respective product-related skills,** to systematically capitalise on the best practices
  - ➢ Product engineering and marketing
  - ➢ White-labelling for specific market products
  - ➢ Technical/commercial support
  - ➢ Back-office and reporting

FRIULADRIA CRÉDIT AGRICOLE | CRÉDIT AGRICOLE S.A. | CARIPARMA CRÉDIT AGRICOLE

Agenda: 2007/2010 development plan for the Cariparma Friuladria Group

- **Build a competitive banking platform**
  - Italy: an attractive market
  - The Cariparma Friuladria Group: one of the best banks in Italy
  - A unique value creating integration process
- **Implement our development plan and realize synergies**
  - An ambitious development plan
  - The 2007/2010 Business Plan

FRIULADRIA CRÉDIT AGRICOLE CRÉDIT AGRICOLE S.A. CARIPARMA CRÉDIT AGRICOLE

Business plan 2007-2010

Estimated synergies announced in December 2006 stood at €155m, for an investment of €105m

Reminder

December 2006 Communication

- **44% cost / income ratio by** 2010 with **estimated profit before tax of ~€970m**
- Ambitions made possible thanks to:
  - ➢Strong **synergies** and a **network expansion plan,** which contribute **€155m to profit before tax**
    - **€130m in synergies:** 50% from revenue and 50% from costs
    - **€25m** contribution to pre-tax income coming from the **network expansion plan**
  - ➢An **estimated €105m investment for the integration**

FRIULADRIA CRÉDIT AGRICOLE | CRÉDIT AGRICOLE S.A. | CARIPARMA CRÉDIT AGRICOLE

Business plan 2007-2010

Bank synergies in December 06 for 2010 had been estimated at €155m (profit before tax)

Estimated bank synergies announced in December 2006 (€m)

Bank synergies – contribution to profit before tax by 2010



200
150
100
50
0
65
65
25
155
Income Synergies
Cost Synergies
Network Expansion
Total

Reminder

- **Revenue synergies**:
  - Gradual alignment of ex-Intesa branch performances on Cariparma and Friuladria's
  - Growth in priority segments and broadening of the product range
- **Cost synergies**:
  - Cariparma's centralised IT platform to replace Intesa's platform
  - Operational improvement and cost reductions for ex-Intesa branch support functions
- **Network expansion**

Business plan 2007-2010

An additional €43m synergies identified for the banks in 2010 (profit before tax)

Additional bank synergies (€m)


Synergies – Contribution to profit before tax by 2010 (€m)
50
40
30
20
10
0
18
25
43
Corporate Segment
Business Line Subsidiaries
Total

- **Corporate segment**:
  - Improved growth of corporate clients via the creation of a dedicated channel (specialised business centres) and commercial synergies with Calyon
- **Business Lines Subsidiaries**:
  - Additional fee income from the distribution of products from Crédit Agricole

€198m total synergies for the banks (€155m + €43m), i.e. about 32% of 2006 profit before tax for the Cariparma Friuladria Group

FRIULADRIA CRÉDIT AGRICOLE | CRÉDIT AGRICOLE S.A. | CARIPARMA CRÉDIT AGRICOLE

Business plan 2007-2010
A significant improvement in profitability by 2010

NBI



(€m)
+7.7% p.a.
2.000
1.500
1.000
500
0
1.485
~2.000
2006
2010

Cost / Income ratio



-6.4 pts
50%
40
30
20
10
0
49,6%
~43%
2006
2010

Profit before tax



(€m)
+12.9% p.a.
1.000
800
600
400
200
0
613
~1.000
2006
2010



8% points improvement of risk-weighted assets ROE, increasing from 23% in 2006 to over 30% in 2010

FRIULADRIA CRÉDIT AGRICOLE · CRÉDIT AGRICOLE S.A. · CARIPARMA CRÉDIT AGRICOLE

Business plan 2007-2010

Overall, the bank will remain a leader in Cost / Income ratio, despite competitors communicating up to 36% improvement

NBI



Change in NBI
(CAGR 06-10, %)
15,0%
12,5
10,0
7,5
5,0
2,5
0,0
Market: 6.4%
7.7%
7.1%
6.7%
7.1%
6.6%
GRCP
National Leaders
Local Multi-Regional
Foreign Multi-Regional
Local

Cost / Income ratio



Change in cost / income ratio by bank type
(2006-2010)
65%
30
0
2006
2010
49.6%
~43%
54.5%
43,7%
59.7%
47%
72.3%
46.3%
61.3%
54%
GRCP
National Leaders
Italian Multi-Regional
Foreign Multi-Regional
Local
Deviation
6.4pts
-10.8pts
-12.7pts
-26.0pts
-7.3pts

Including additional costs for over 500 new hires for IT systems, back-offices, central functions

Sources: Annual reports and presentations to analysts, Bain analysis

FRIULADRIA CRÉDIT AGRICOLE | CRÉDIT AGRICOLE S.A. | CARIPARMA CRÉDIT AGRICOLE

Business plan 2007-2010
The Cariparma Friuladria Group will enable Group Factories to generate €55m in synergies in addition to the banks' synergies

Additional Synergies from Group Factories (€m)

Synergies – Profit before tax (2010, €m)



60
40
20
0
14
13
15
13
55
CIB
SFS
Insurance
Asset Mgt
Total

	CIB	SFS	Insurance	Asset Mgt	Total
Breakdown of synergies by business line	26%	24%	27%	23%	100%

Note : CIB – Corporate and Investment Banking
SFS – Specialised Financial Services

- **Additional synergies** generated **within the factories / subsidiaries** of Crédit Agricole **thanks to** Cariparma's and Friuladria's **distribution channels**



FRIULADRIA
CRÉDIT AGRICOLE



CRÉDIT
AGRICOLE S.A.



CARIPARMA
CRÉDIT AGRICOLE

Business plan 2007-2010

50% of additional factory synergies is generated by replacing previous suppliers of the Cariparma Friuladria Group

Levers	Group Factory Synergies
1. Connection to Group Factories ("carve out")	+ €27m* (49% of total)
2. Development of existing client base	+ €23m* (42% of total)
3. Development of new client base	+ €5m* (9% of total)
	Total = €55m*

(*) 2010 profit before tax


FRIULADRIA CRÉDIT AGRICOLE
CRÉDIT AGRICOLE S.A.
CARIPARMA CRÉDIT AGRICOLE

Business plan 2007-2010

Overall synergies stand at €253m, a 60% improvement above November 2006 estimates

Total synergies
(2010 Profit Before Tax)



300
200
100
0
155
43
55
253
+€98m
+63%
Nov. 06 Estimate
Banks
Business Line Subsidiaries
New Total

- Contribution to Crédit Agricole S.A.'s profit before tax, group share: ~€200m
  - Incl. €85m from newly identified synergies

FRIULADRIA CRÉDIT AGRICOLE | CRÉDIT AGRICOLE S.A. | CARIPARMA CRÉDIT AGRICOLE

“Insieme non per caso”

END


NASCE UNA BANCA CHE UNISCE I PREGI DEGLI ITALIANI E LE VIRTÙ DEI FRANCESI.
E VICEVERSA.


FRIULADRIA
CRÉDIT AGRICOLE

CARIPARMA, FRIULADRIA E CRÉDIT AGRICOLE.
INSIEME NON PER CASO.


CARIPARMA
CRÉDIT AGRICOLE



Questions & Answers


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CRÉDIT AGRICOLE


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AGRICOLE S.A.


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CRÉDIT AGRICOLE